UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13G
                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         GRIC Communications, Inc.
            ---------------------------------------------------
                            (Name of Issuer)


               Common Stock, par value $0.001 per share
            ---------------------------------------------------
                      (Title of Class of Securities)


                                 398081109
            ---------------------------------------------------
                               (CUSIP Number)


                            January 20, 2004
            ---------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 398081109         Schedule 13G                   Page 2 of 12 Pages


1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Hantech International Venture Capital Corporation

------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  [   ]
                                                     (b)  [ X ]
------------------------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

----------------------------- ------------------------------------------------
                              5. SOLE VOTING POWER

                                       None
                              ------------------------------------------------
      NUMBER OF SHARES
        BENEFICIALLY          6. SHARED VOTING POWER
          OWNED BY
           EACH                        None
         REPORTING            ------------------------------------------------
          PERSON              7. SOLE DISPOSITIVE POWER
            WITH
                                       None
                              ------------------------------------------------
                              8. SHARED DISPOSITIVE POWER

                                       None

------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------

CUSIP NO. 398081109         Schedule 13G                   Page 3 of 12 Pages


1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Asia Pacific Growth Fund II, L.P.

------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  [   ]
                                                     (b)  [ X ]
------------------------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------------- ------------------------------------------------
                              5. SOLE VOTING POWER

                                       None
                              ------------------------------------------------
      NUMBER OF SHARES
        BENEFICIALLY          6. SHARED VOTING POWER
          OWNED BY
           EACH                        None
         REPORTING            ------------------------------------------------
          PERSON              7. SOLE DISPOSITIVE POWER
            WITH
                                       None
                              ------------------------------------------------
                              8. SHARED DISPOSITIVE POWER

                                       None

------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

         PN
------------------------------------------------------------------------------

CUSIP NO. 398081109         Schedule 13G                   Page 4 of 12 Pages


1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         H&Q Asia Pacific II, L.L.C.

------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  [   ]
                                                     (b)  [ X ]
------------------------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------- ------------------------------------------------
                              5. SOLE VOTING POWER

                                       None
                              ------------------------------------------------
      NUMBER OF SHARES
        BENEFICIALLY          6. SHARED VOTING POWER
          OWNED BY
           EACH                        None
         REPORTING            ------------------------------------------------
          PERSON              7. SOLE DISPOSITIVE POWER
            WITH
                                       None
                              ------------------------------------------------
                              8. SHARED DISPOSITIVE POWER

                                       None

------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

         OO
------------------------------------------------------------------------------

CUSIP NO. 398081109         Schedule 13G                   Page 5 of 12 Pages


1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         H&Q Asia Pacific Ltd.

------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  [   ]
                                                     (b)  [ X ]
------------------------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

----------------------------- ------------------------------------------------
                              5. SOLE VOTING POWER

                                       None
                              ------------------------------------------------
      NUMBER OF SHARES
        BENEFICIALLY          6. SHARED VOTING POWER
          OWNED BY
           EACH                        None
         REPORTING            ------------------------------------------------
          PERSON              7. SOLE DISPOSITIVE POWER
            WITH
                                       None
                              ------------------------------------------------
                              8. SHARED DISPOSITIVE POWER

                                       None

------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------

CUSIP NO. 398081109         Schedule 13G                   Page 6 of 12 Pages


1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Asia Pacific Growth Fund III, L.P.

------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  [   ]
                                                     (b)  [ X ]
------------------------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

----------------------------- ------------------------------------------------
                              5. SOLE VOTING POWER

                                       None
                              ------------------------------------------------
      NUMBER OF SHARES
        BENEFICIALLY          6. SHARED VOTING POWER
          OWNED BY
           EACH                        3,550,046 <F1>
         REPORTING            ------------------------------------------------
          PERSON              7. SOLE DISPOSITIVE POWER
            WITH
                                       None
                              ------------------------------------------------
                              8. SHARED DISPOSITIVE POWER

                                       3,550,046 <F1>

------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,550,046
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.5% <F2>
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

         PN
------------------------------------------------------------------------------

<F1> Unless otherwise indicated, share information is as of February 19, 2004.
     Includes 1,024,727 shares of Common Stock held by Asia Pacific Growth Fund III, L.P. ("APGF3"), 1,109,296 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by APGF3 and 1,506,023 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by APGF3. Asia Pacific Associates III, Ltd. ("APA III"), as the general partner of APGF3, may be deemed to have the power to vote and dispose of shares owned by APGF3.

<F2> Based on 39,254,587 shares of Common Stock outstanding as of January 31,
    2004 and 2,525,319 shares of Common Stock that may be obtained within 60 days of February 19, 2004 upon exercise or conversion of warrants and Series A Preferred Stock held by APGF3.

CUSIP NO. 398081109         Schedule 13G                   Page 7 of 12 Pages


1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Asia Pacific Associates III, LTD.

------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  [   ]
                                                     (b)  [ X ]
------------------------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

----------------------------- ------------------------------------------------
                              5. SOLE VOTING POWER

                                       None
                              ------------------------------------------------
      NUMBER OF SHARES
        BENEFICIALLY          6. SHARED VOTING POWER
          OWNED BY
           EACH                        3,550,046 <F3>
         REPORTING            ------------------------------------------------
          PERSON              7. SOLE DISPOSITIVE POWER
            WITH
                                       None
                              ------------------------------------------------
                              8. SHARED DISPOSITIVE POWER

                                       3,550,046 <F3>

------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,550,046 <F4>
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.5% <F5>
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------

<F3>  Unless otherwise indicated, share information is as of February 19, 2004.
      Includes 1,024,727 shares of Common Stock held by APGF3, 1,109,296 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by APGF3 and 1,506,023 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by APGF3. APA III, as the general partner of APGF3, may be deemed to have the power to vote and dispose of shares owned by APGF3.

<F4>  APA III does not directly hold any equity securities of the issuer.
      However, APA III is the general partner of APGF3, which currently holds shares of Common Stock and Series A Preferred Stock and warrants exercisable for shares of Series A Preferred Stock.

<F5>  Based on 39,254,587 shares of Common Stock outstanding as of January
      31, 2004 and 2,525,319 shares of Common Stock that may be obtained within 60 days of February 19, 2004 upon exercise or conversion of warrants and Series A Preferred Stock held by APGF3.

CUSIP NO. 398081109         Schedule 13G                   Page 8 of 12 Pages


         Hantech International Venture Capital Corporation ("Hantech"), Asia Pacific Growth Fund II, L.P. ("APGF2"), H&Q Asia Pacific II, L.L.C. ("HQAP II"), H&Q Asia Pacific Ltd. ("HQAP Ltd."), Asia Pacific Growth Fund II, L.P. ("APGF3") and Asia Pacific Associates III, Ltd. ("APA III") (Hantech, APGF2, HQAP II, HQAP Ltd., APGF3, and APA III, collectively, the "Reporting Persons") originally filed a Statement on Schedule 13D on May 1, 2002, as subsequently amended by Amendment No. 1 on October 14, 2003 (as amended, the "Original Schedule 13D"), jointly with Hong Chen, Bharat Dave, Joseph M. Zaelit, Lynn Ya-Lin Liu, and Yen-Song Huang (such individuals, collectively, the "Other Reporting Persons") to report their ownership of shares of the common stock, $0.001 par value per share (the "Common Stock"), of GRIC Communications, Inc., a Delaware corporation (the "Issuer").

         The Reporting Persons filed the Original Schedule 13D because, as parties to the Amended and Restated Voting Agreement dated as of April 19, 2002 by and among the Issuer and the Investors and Stockholders listed on Schedules A and B thereto (the "Voting Agreement"), the Reporting Persons were part of a group with the Other Reporting Persons and certain other persons in which the shares of Common Stock held by such persons were subject to the Voting Agreement. The Reporting Persons have elected to file this Statement on Schedule 13G without the Other Reporting Persons because the Voting Agreement has been terminated. See Item 9.

Item 1

         (a) Name of Issuer:

         GRIC Communications, Inc.

         (b) Address of Issuer's Principal Executive Offices:

         1421 McCarthy Boulevard
         Milpitas, California  95035

Item 2

         (a) Name of Persons Filing:

         This Statement is being filed by Hantech, APGF2, HQAP II, HQAP Ltd., APGF3 and APA III, who are collectively referred to as the "Reporting Persons."

         (b) Address of Principal Business Office or, if none, Residence:

         Hantech:
         ------- -
         c/o H&Q Taiwan Co., Ltd.
         Suite 3201, 32F
         International Trade Building
         No. 333, Keelung Road, Sec. 1
         Taipei 10548, Taiwan, R.O.C.

CUSIP NO. 398081109         Schedule 13G                   Page 9 of 12 Pages

         APGF2 and HQAP II:
         -----------------
         c/o Corporation Trust Company
         1209 Orange Street
         Wilmington, Delaware  19801

         HQAP Ltd.:
         --------
         c/o HWR Services Ltd.
         P.O. Box 71
         Craigmuir Chambers
         Broad Town, Tortola
         British Virgin Islands

         APGF3 and APA III:
         -----------------
         Caledonian House
         P.O. Box 265
         George Town
         Grand Cayman, Cayman Islands
         British West Indies

         (c)  Citizenship:

         Hantech:  a British Virgin Islands corporation
         APGF2:  a Delaware limited partnership
         HQAP II:  a Delaware limited liability company
         HQAP Ltd.:  a British Virgin Islands corporation
         APGF3:  a Cayman Islands limited partnership
         APA III:  a Cayman Islands corporation

         (d) Title of Class of Securities:

         This Schedule 13G refers to the common stock, par value $0.001 per share, of the Issuer.

         (e) CUSIP Number:

             398081109

Item 3

         Not applicable

Item 4   Ownership:

         (a) Amount Beneficially Owned:

         APGF3 beneficially owns 3,550,046 shares of Common Stock as of February 19, 2004, which includes 1,024,727 shares of Common Stock, 1,109,296 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by APGF3, and

CUSIP NO. 398081109         Schedule 13G                   Page 10 of 12 Pages


         1,506,023 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by APGF3.

         APA III does not directly hold any equity securities of the Issuer. However, APA III is the general partner of APGF3 and may be deemed to indirectly beneficially own the shares held by APA III. APA III expressly disclaims beneficial ownership of such shares.

         None of Hantech, APGF2, HQAP II, or HQAP Ltd. beneficially own any equity securities of the Issuer.

         (b) Percent of Class:

         The 3,550,046 shares beneficially owned by APGF3, which may be also deemed beneficially owned by APA III, represent 8.5% of the outstanding shares of the Common Stock.

         The zero shares beneficially owned by Hantech, APGF2, HQAP II, or HQAP Ltd. represent 0.0% of the outstanding shares of the Common Stock.

         Percentage ownership of the Common Stock is based on 39,254,587 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of January 31, 2004, as advised by the Issuer, and 2,525,319 shares of Common Stock that may be obtained within 60 days of February 19, 2004 upon exercise or conversion of the warrants and Series A Preferred Stock held by the Reporting Persons referenced in
         Item 4(a).

         (c) Number of shares as to which such person has:

         APGF3 and APA III may be deemed to have (i) shared voting power with respect to 3,550,046 shares held by APGF3 and (ii) shared dispositive power with respect to 3,550,046 shares held by APGF3.

         Hantech, APGF2, HQAP II, and HQAP Ltd. each has zero shares as to which such person has either sole or shared voting or dispositive power.

Item 5   Ownership of Five Percent or Less of a Class:

         This Schedule 13G is being filed to report the dissolution of a group. See Item 9.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

CUSIP NO. 398081109         Schedule 13G                   Page 11 of 12 Pages

Item 8 Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         The Reporting Persons have elected to file a statement on Schedule 13G together, without the Other Reporting Persons, because the Voting Agreement has been terminated. All further filings with respect to transactions in the Common Stock will be filed, if required, by the Reporting Persons and the Other Reporting Persons in their individual capacities.

Item 10  Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 398081109         Schedule 13G                   Page 12 of 12 Pages


                              Signature


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       Asia Pacific Growth Fund III, L.P.
                                       By: Asia Pacific Associates III, Ltd.
                                       Its:  General Partner

                                         /s/ Sean Warren
Date:  February 27, 2004            By: ---------------------------------------
                                         Sean Warren
                                         Chief Operating Officer

                                        Asia Pacific Growth Fund II, L.P.
                                        By: H&Q Asia Pacific II, L.L.C.
                                        Its:  General Partner
                                        By: H&Q Asia Pacific Ltd.
                                        Its:  Managing Member


                                          /s/ Sean Warren
Date: February 27, 2004             By: ---------------------------------------
                                         Sean Warren
                                         Authorized Signatory


                                       Asia Pacific Associates III, Ltd.


                                         /s/ Sean Warren
Date:  February 27, 2004            By: ---------------------------------------
                                         Sean Warren
                                         Chief Operating Officer


                                         H&Q Asia Pacific II, L.L.C.
                                         By: H&Q Asia Pacific Ltd.
                                         Its: Managing Member


                                           /s/ Sean Warren
Date:  February 27, 2004            By: ---------------------------------------
                                          Sean Warren
                                          Authorized Signatory

                                          H&Q Asia Pacific Ltd.


                                            /s/ Sean Warren
Date:  February 27, 2004            By: ---------------------------------------
                                          Sean Warren
                                          Authorized Signatory

                                         Hantech International Venture Capital
                                          Corporation


                                           /s/ Anny Yang
Date:  February 27, 2004            By: ---------------------------------------
                                           Anny Yang
                                           Corporate Secretary

                          EXHIBIT INDEX



Exhibit No.                Description


 1                         Joint Filing Agreement dated as of February 27, 2004